


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2010
WASH. D.C.
193
SECTION

UNIT[illegible] 10030631
SECURITIES AND EX[illegible]
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 East Ninth Street
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Presby 216-896-9851
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

127 Public Square, Suite 3300	Cleveland	OH	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/1

OATH OR AFFIRMATION

I, **Carol Severino**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AmTrust Investment Services, Inc.**, as of **March 30**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESE TELZROW
Notary Public, State of Ohio
Cuyahoga County
My Commission Expires Aug. 29, 2010



NOTARIAL SEAL
STATE OF OHIO

Signature

Senior Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. **(filed separately)**
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMTRUST INVESTMENT SERVICES, INC.
(Currently known as AmFin Investment Services, Inc.,
A Wholly Owned Subsidiary of AmFin Financial Corporation)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AmFin Investment Services, Inc.
Cleveland, Ohio

We have audited the accompanying statement of financial condition of AmTrust Investment Services, Inc. (currently known as AmFin Investment Services, Inc., the "Company"), a wholly owned subsidiary of AmFin Financial Corporation (formerly known as AmTrust Financial Corporation, "Financial"), as of September 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AmTrust Investment Services, Inc. at September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying 2009 consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, Financial filed Chapter 11 bankruptcy (the "Filing") on November 30, 2009, removing a potential source of liquidity for the Company. On December 4, 2009, the Office of Thrift Supervision ("OTS") appointed the Federal Deposit Insurance Corporation (the "FDIC") as receiver of AmTrust Bank (the "Bank"), a wholly owned subsidiary of Financial. Certain assets and substantially all liability accounts were concurrently transferred by the FDIC to New York Community Bank ("NYCB") resulting in all of the Bank's branches now being owned and operated by NYCB. The Company's operations are now conducted in facilities owned by NYCB. As described in Note 10, management has entered into an asset purchase agreement with NYCB, which is pending approval by the Financial Industry Regulatory Authority, Inc. ("FINRA"), which is not guaranteed. Finally, the Company was unable to file its financial statements for the year ended September 30, 2009, with FINRA on a timely basis and therefore its FINRA membership could be suspended. These matters raise substantial doubt about the Company's ability to

continue as a going concern. Management's plans concerning these matters are also discussed in Note 9 to the financial statements. The financial statements do not include any adjustments that might results from the outcome of these uncertainties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 30, 2010

AMTRUST INVESTMENT SERVICES, INC.
(Currently known as AmFin Investment Services, Inc., A Wholly Owned Subsidiary of AmFin Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 938,582
INVESTMENT IN SECURITIES	385
RECEIVABLE FROM BROKERS AND DEALERS	331,229
DEPOSIT WITH CLEARING BROKER	100,000
OFFICE PROPERTIES AND EQUIPMENT — Net	53,071
PREPAID EXPENSES AND OTHER ASSETS	42,172
TOTAL	$1,465,439

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 561,732
Due to affiliate — net	13,513
Current tax liability	107,239
Total liabilities	682,484
STOCKHOLDER'S EQUITY:	
Capital stock, no par value — 500 shares authorized, issued and outstanding	500
Paid-in capital	542,513
Retained earnings	239,942
Total stockholder's equity	782,955
TOTAL	$1,465,439

See notes to financial statements.

AMTRUST INVESTMENT SERVICES, INC.
(Currently known as AmFin Investment Services, Inc.,
A Wholly Owned Subsidiary of AmFin Financial Corporation)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

REVENUES:	
Commissions	$3,691,889
Interest	97
Management fees — AmFin Insurance Agency, Inc.	221,259
Other	400,000
Total revenues	4,313,245
EXPENSES:	
Compensation	2,215,332
Management fees — AmTrust Bank	844,287
Clearance charges	248,570
Communications and data processing	16,809
Equipment rental and office occupancy expenses	100,555
Professional services	275,478
Postage	91,117
Realized loss on disposal of office properties and equipment	496
Realized loss on sale of securities	7,233
Other operating expenses	136,744
Total expenses	3,936,621
INCOME BEFORE INCOME TAX EXPENSE	376,624
INCOME TAX EXPENSE:	
Current tax expense	137,582
Deferred tax benefit	(900)
Total income tax expense	136,682
NET INCOME	$ 239,942

See notes to financial statements.

AMTRUST INVESTMENT SERVICES, INC.
(Currently known as AmFin Investment Services, Inc., A Wholly Owned Subsidiary of AmFin Financial Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Capital Stock	Paid-In Capital	Retained Earnings	Total
BALANCE — September 30, 2008	$ 500	$ 1,549,500	$ 78,588	$ 1,628,588
Net income	-	-	239,942	239,942
Dividends ($2,171.15 per share)	-	(1,006,987)	(78,588)	(1,085,575)
BALANCE — September 30, 2009	$ 500	$ 542,513	$ 239,942	$ 782,955

See notes to financial statements.

AMTRUST INVESTMENT SERVICES, INC.
(Currently known as AmFin Investment Services, Inc., A Wholly Owned Subsidiary of AmFin Financial Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 239,942
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	13,598
Loss on disposal of office properties and equipment	496
Loss on sale of securities	7,233
Deferred tax benefit	(900)
Net purchases and sales of securities	(7,521)
Changes in assets and liabilities:	
Increase in receivables from brokers and dealers	(181,544)
Increase in deposits with clearing broker	(50,000)
Decrease in prepaid expenses and other assets	260,282
Decrease in due to affiliate	(110,588)
Increase in current tax liability	107,239
Decrease in accounts payable and accrued expenses	(119,989)
Net cash provided by operating activities	158,248
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office properties and equipment	(1,106)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Return of Capital	(1,085,575)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(928,433)
CASH AND CASH EQUIVALENTS:	
Beginning of year	1,867,015
End of year	$ 938,582

See notes to financial statements.

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AmTrust Investment Services, Inc. (the "Company"), a registered nonclearing broker and dealer in securities, changed its name effective January 15, 2010 to AmFin Investment Services, Inc. The Company was incorporated in June 1983, obtained its securities dealer licenses in January 1984, and began offering accounts shortly thereafter. The Company primarily operates in Ohio, Florida and Arizona by offering investment advice and completing transactions for its customers. The Company is a wholly owned subsidiary of AmFin Financial Corporation (formerly known as AmTrust Financial Corporation, "Financial"). Additionally, effective January 15, 2010, AmTrust Insurance Agency, Inc., a related party (see Note 2), changed its name to AmFin Insurance Agency, Inc.

Basis of Presentation — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with a term of three months or less to be cash equivalents. Such amounts are considered short-term in nature; therefore the carrying amount approximates fair value.

Commissions Receivable — Commissions receivable and related revenues and accrued expenses are recorded in the accompanying financial statements on a trade-date basis.

Investments — Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from investment transactions are reported on the specific identification method.

Depreciation — Depreciation is provided on a straight-line basis using the estimated useful life of assets ranging from 3 to 10 years.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The operating results of the Company and other affiliated entities are included in the consolidated federal income tax return of its parent, AmFin Financial Corporation. State and local taxes are filed directly by the Company.

The Company also assesses the probability that the positions taken or expected to be taken in its income tax returns will be sustained by taxing authorities. A "more likely than not" (more than 50 percent)

recognition threshold must be met before a tax benefit can be recognized. Tax positions that are more likely than not to be sustained are reflected in the Company's statutory financial statements. Tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

2. RELATED-PARTY TRANSACTIONS

The Company maintained noninterest-bearing deposits at AmTrust Bank (the "Bank"), a wholly owned subsidiary of Financial. As of September 30, 2009, the Company held $481,108 on deposit with the Bank.

Under an agreement with the Bank, the Bank provided certain management services for the benefit of the Company. Services included office space, furnishings, general management, accounting, and clerical services. In consideration for the services provided, the Company incurred $844,287 in management fees and $40,225 in rent for the year ended September 30, 2009. In addition, the Bank paid select operating expenses for the Company for which the Company subsequently reimburses the Bank. At September 30, 2009, the Company had a net payable in the amount of $13,513 due to the Bank.

Under an agreement with AmFin Insurance Agency, Inc., a wholly owned subsidiary of Financial, the Company provided certain management services for the benefit of AmFin Insurance Agency, Inc. Services included general management, sales, and clerical services. In consideration for the services provided, $221,259 in management fees for the year ended September 30, 2009, was earned from AmFin Insurance Agency, Inc.

3. OFFICE PROPERTIES AND EQUIPMENT

At September 30, 2009, office properties and equipment, less accumulated depreciation and amortization, consisted of the following:

Furniture and fixtures	$ 57,412
Equipment	112,505
Leasehold improvements	46,235
Total office properties and equipment	216,152
Less accumulated depreciation and amortization	(163,081)
Total office properties and equipment — net	$ 53,071

4. OTHER REVENUE

On February 27, 2009, the Company entered into a settlement agreement resulting from a Financial Industry Regulatory Authority, Inc. ("FINRA") Dispute Resolution with a former agent. As a result, the Company received $275,000 which is reflected within other revenue in the statement of operations. Additionally, in 2009 the Bank sold several bank branches to WesBanco Inc. In connection with this sale, the Company and AmTrust Insurance Agency, Inc. entered into a separate agreement with WesBanco Inc. to sell the customer listings associated with these branches for $250,000, plus certain contingent "earn-out" payments. For the year ended September 30, 2009, the Company received

$125,000 as its proportionate share from this sale and has reflected the proceeds within other revenue in the statement of operations.

5. INCOME TAXES

The operating results of the Company and other affiliated entities are included in the consolidated federal income tax return of its parent, Financial. The Company reimburses its parent company for federal income taxes paid on its behalf. In the current year, no payments for income taxes were made by the Company to its parent. The federal income tax expense included in the accompanying statement of operations is equal to approximately 34.95% of the Company's pretax accounting income for fiscal 2009. The remaining amount represents state and local taxes which are filed directly by the Company.

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2009, are as follows:

Deferred tax assets:	
Alternative minimum tax credit carryforward	$ 16,732
Premises and equipment primarily due to differences in depreciation	1,625
Total gross deferred tax assets	18,357
Less: Valuation allowance	(16,900)
Deferred tax assets net of valuation allowance	1,457
Deferred tax liabilities:	
Prepaid expenses	(1,457)
Net deferred tax asset	$ -

Under the asset and liability method of accounting for income taxes, a valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized. A valuation allowance of $16,900 has been established as of September 30, 2009.

There were no unrecognized tax benefits as of or during the year ended September 30, 2009.

6. CONTINGENCIES

The Company is currently involved in several arbitration matters with customers claiming unsuitable and negligent investment recommendations by the Company's agents. The litigation alleges breach of fiduciary duty and violation of securities and investor protection laws. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, and the established accruals for liabilities. The outcome of these matters cannot be predicted with certainty and the potential damages resulting from an unfavorable outcome arising from these allegations could range from nil to a maximum of $810,000. As of September 30, 2009, the Company has not recorded a reserve relating to these matters.

7. NET CAPITAL RULE

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Such rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule,

and the related rules of FINRA, the Company may be prohibited from expanding its business if its ratio of "aggregate indebtedness" to "net capital" exceeds 10 to 1.

The Company is required to maintain minimum "net capital" of $50,000 according to the Uniform Net Capital Rule. The Company's "net capital" and ratio of "aggregate indebtedness" to "net capital" at September 30, 2009, were $445,975 and 1.38 to 1, respectively.

8. RULE 15c3-3 EXEMPTION

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under subsection (k) of that rule. Under this exemption, the "Computation for Determination of Revenue Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

9. GOING CONCERN

Financial filed Chapter 11 bankruptcy (the "Filing") on November 30, 2009. While the Company was not a party included within the Filing, Financial afforded the Company a potential source of liquidity outside of its current operations. On December 4, 2009, the Office of Thrift Supervision ("OTS") appointed the Federal Deposit Insurance Corporation (the "FDIC") as receiver of AmTrust Bank (the "Bank"), a wholly owned subsidiary of Financial. Certain assets and substantially all liabilities accounts were concurrently transferred by the FDIC to New York Community Bank ("NYCB") resulting in all of the Bank's branches now being owned and operated by NYCB. The Company's operations are now conducted in facilities owned by NYCB. As part of management's plans and as further described in Note 10, management has entered into an asset purchase agreement with NYCB, which is pending approval by FINRA under Rule 1017, which is not guaranteed. Due to the Filing by Financial and the appointment of the FDIC as receiver for the Bank, the Company was delayed in filing its financial statements for the year ended September 30, 2009, with FINRA. Under Rule 17a-5 the Company was required to file its financial statements no later than sixty days after September 30, 2009. The Company is not in compliance with these requirements and could have its FINRA membership suspended. These matters raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments, if any, that might have been required had the outcome of the above-mentioned uncertainties been known, or any adjustments relating to the recoverability of recorded asset amounts or the amounts of liabilities that may be necessary should the Company be unable to continue as a going concern. Accordingly, the Company's 2009 financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company's continuation as a going concern is dependent upon the asset purchase agreement with NYCB being finalized, requirements of which are not entirely within management's control, and the Company's FINRA membership remaining in force. The Company has scheduled a hearing with FINRA pursuant to Rule 9559 for April 16, 2010, to outline the circumstances surrounding the delay in its financial statement filing and to request that a suspension of the Company's FINRA membership not be given effect. There can be no assurances that the Company will be able to achieve these objectives.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring through March 30, 2010, the date upon which the financial statements were available for issuance.

On February 4, 2010, the Company entered into an asset purchase agreement with NYCB to sell certain office equipment, customer lists, and other rights and obligations, and under the terms of this agreement

NYCB will provide certain accounting and other support functions previously provided by the Bank until August 1, 2010. In connection with the asset purchase agreement NYCB paid $250,000 of the $1,200,000 agreed upon purchase price on March 10, 2010.

Additionally, on February 26, 2010, the U.S. Bankruptcy Court in Cleveland, Ohio approved Financial's sale of AmFin Insurance Agency, Inc. to Novak Insurance Inc. As a result, going forward the Company will not provide nor be reimbursed for certain management services to AmFin Insurance Agency, Inc. as described in Note 2.

* * * * * *

SUPPLEMENTAL SCHEDULE

AMTRUST INVESTMENT SERVICES, INC.
(Currently known as AmFin Investment Services, Inc.,
A Wholly Owned Subsidiary of AmFin Financial Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2009

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 782,955
Deductions and other charges — nonallowable assets:	
Receivables from brokers and dealers	(35,392)
Cash	(156,287)
Haircuts on securities	(58)
Office properties and equipment — net	(53,071)
Prepaid expenses and other assets	(42,172)
Total deductions and other charges	(286,980)
NET CAPITAL	$ 495,975
AGGREGATE INDEBTEDNESS — Item included in statement of financial condition:	
Liabilities	$ 668,971
Due to affiliate	13,513
TOTAL AGGREGATE INDEBTEDNESS — Net	$ 682,484
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 50,000
Excess net capital	$ 445,975
Ratio — aggregate indebtedness to net capital	1.38

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of September 30, 2009.

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM THE SEC RULE 15C3-3

To the Board of Directors of
AmFin Investment Services, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of AmTrust Investment Services, Inc. (currently known as AmFin Investment Services, Inc., the "Company") as of and for the year ended September 30, 2009 (on which we issued our report dated March 30, 2010, and such report expressed an unqualified opinion on the financial statements and included an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 30, 2010